OGE Energy Corp.	PO Box 321
Oklahoma City, Oklahoma 73101-0321
405-553-3000
www.oge.com

February 25, 2014

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Gentlemen:

On behalf of OGE Energy Corp., I am submitting to you via electronic filing, pursuant to Instruction D to Form 10-K, the Company's Form 10-K for the year ended December 31, 2013, including financial statements, financial statement schedules, exhibits and the power of attorney.

Very truly yours,

/s/ Scott Forbes
By: Scott Forbes
Controller and Chief Accounting Officer